Filed by: Cherry Hill Mortgage Investment Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cherry Hill Mortgage Investment Corporation
Commission File No.: 001-36099

Frequently Asked Questions — MITT/CHMI Transaction

Background:

•
On August 9, 2026, Cherry Hill Mortgage Investment Corporation (“CHMI” or the “Company”) signed a definitive agreement to be acquired by TPG Mortgage Investment Trust, Inc. (“MITT”) in a deal with an implied transaction value of approximately $117.5 Million.

•	We announced the deal publicly on August 10, 2026.

•
Following a deliberate and thoughtful process, CHMI’s Board of Directors (the “Board”) unanimously approved the transaction, which delivers a great outcome for CHMI stockholders. It provides substantial value through a combination of cash and MITT common stock at an attractive premium — stockholders will receive 0.3063 shares of MITT common stock and $0.93 in cash per share, which represents a premium of 29% to CHMI’s closing share price on the NYSE on August 7, 2026, which was the last trading day prior to the announcement of the transaction and a 32% premium to 30-day volume weighted average price (“VWAP”) of CHMI’s common stock.

•	This transaction is a testament to the value of CHMI, the success of our strategy, and the strength of our incredible team.

•
Our day-to-day operations remain “business as usual.” Until closing, CHMI will continue to operate in the ordinary course and retain control and supervision of its operations. We will remain focused on execution and operational excellence.

We’ve anticipated that you will have questions, and in our commitment to be transparent, we want to provide answers.

General Topics:

1.	What is happening?

On August 9, 2026, CHMI signed a definitive agreement to be acquired by TPG Mortgage Investment Trust, Inc.

Following a deliberate and thoughtful process, the Board unanimously approved the transaction, which delivers a great outcome for CHMI stockholders. The transaction provides substantial value to CHMI stockholders through a combination of MITT common stock and cash at an attractive premium.

Pursuant to the agreement, each share of outstanding CHMI common stock will be canceled and converted into the right to receive 0.3063 shares of MITT common stock and $0.93 in cash per share, as contemplated in the merger agreement for the transaction. The transaction represents a premium of 29% to CHMI’s closing share price on the NYSE on August 7, 2026, the last trading day prior to the announcement of the transaction and a 32% premium to 30-day VWAP of CHMI’s common stock.

2.	Why did we pursue this transaction?

This transaction is a testament to the value of CHMI’s platform, the success of our strategy, and the strength of our incredible team. After a deliberate and thoughtful process, the Board unanimously approved this transaction because it provides CHMI stockholders with substantial value through a combination of cash and MITT common stock at an attractive premium.

3.	How long will the process take?

We expect closing to occur in the fourth quarter of 2026, subject to customary closing conditions, including the approval of both MITT and the Company stockholders.

4.	Will stockholders need to vote on this transaction?

Yes. CHMI will hold a special meeting to seek approval of the merger agreement and the merger. MITT will hold a separate stockholder meeting to seek approval of the issuance of MITT common stock in the merger. The transaction is also subject to other conditions, including required regulatory approvals.

5.	How will no longer being a publicly listed company affect the business?

At closing, CHMI will merge with and into a MITT subsidiary and cease to exist. The surviving entity will be a subsidiary of MITT and MITT common stock will be listed on the NYSE.

6.	Who is TPG Mortgage Investment Trust, Inc.?

MITT is a residential mortgage REIT with a focus on investing in a diversified risk-adjusted portfolio of residential mortgage-related assets in the U.S. mortgage market. MITT is externally managed by AG REIT Management, LLC (“MITT Manager”), an affiliate of TPG Inc., a leading global alternative asset management firm.

You can learn more about MITT by visiting their website at https://www.mitt.tpg.com.

CHMI Employees and Operations:

7.	How will this proposed transaction affect CHMI employees?

Until closing, our day-to-day operations will remain “business as usual.” After closing, the surviving entity will be a subsidiary of MITT. We will remain focused on execution, operational excellence and making the business a great place to work for our employees.

8.	Can I trade CHMI stock between now and closing?

Employees are required to comply with our Insider Trading Policy, which provides that you may only trade in CHMI stock when our trading window is open. In addition, you may not trade in CHMI stock if you are in possession of material non-public information. If you have questions about whether our trading window is open or if you need help evaluating whether or not you have material non-public information regarding CHMI or this transaction, please contact the General Counsel.

9.	Will there be any changes in management as a result of this transaction?

Before closing, our day-to-day operations will remain “business as usual.” After closing, management, roles, reporting lines and employment are subject to change. Any changes will be communicated through appropriate channels. It’s important that we remain focused on executing our plan and budget for 2026.

10.	How will this affect my pay and benefits before the closing?

This is business as usual, too. Importantly, we currently expect your pay and benefits to remain in place, and retirement, vacation, holidays, and health insurance to be paid in the ordinary course of business through the closing. Subject to the terms of the merger agreement, we will communicate any changes through normal channels.

11.	What happens to my position after Closing?

We do not have any information from MITT at this time about how it intends to handle employees or positions after Closing. MITT has indicated to us that it intends to take time following closing to become familiar with the team and assess the ongoing needs of the business before making determinations regarding the appropriate go-forward staffing model, roles and responsibilities. MITT has agreed as noted above to provide a certain level of benefits and compensation for employees who remain employed during the twelve month period following closing or to provide a certain level of severance benefits for any employees who are terminated during this period. The purchase agreement with MITT requires the Company to amend the severance plans to provide that an employee who is offered comparable employment with MITT and accepts such offer will not be entitled to receive severance as part of the move of employment from the Company to MITT’s external manager (i.e., an employee does not get the severance benefits simply from a transfer of employment based on an accepted offer) but such employee will remain entitled to severance benefits if terminated by MITT without cause within such twelve month period. Nothing in the merger agreement should be construed as a commitment by MITT regarding the post-closing organizational structure, staffing model or the nature or scope of any individual’s role or responsibilities.

12.	What happens to my pay and benefits after the closing?

As part of the transaction, MITT has agreed to provide or cause the combined company, MITT Manager or their respective affiliates to provide, for 12 months following the closing, for employees who continue to be employed by the combined company, MITT Manager or their respective affiliates to provide, at a minimum, (a) the same base salary or hourly rate as before the closing, (b) variable, incentive, or bonus opportunities that are not less than those provided before the closing, (c) severance benefits for any employee terminated during such period no less than what would be provided pursuant to the Company’s policies prior to closing, and (d) certain other benefits no less favorable than those provided to similarly situated employees of MITT or MITT Manager.

13.	What happens to the 401(k) Plan?

Your 401(k) account itself will not be affected when the transaction closes. We will provide additional information to 401(k) plan participants as we work with ADP, including any actions you may need to take regarding your account.

14.	What will happen to previously granted restricted stock units and performance-based restricted stock units in the transaction?

All outstanding restricted stock units and performance-based restricted stock units will be accelerated and converted into shares of common stock of the Company immediately prior to closing (assuming maximum performance for the performance-based restricted stock units). The settlement of such shares of common stock will be subject to taxation as ordinary income equal to the fair market value of the shares of common stock, and any required withholding taxes will be netted out of the number of shares received so that the number of shares actually received will be reduced by the number of shares needed to cover such withholding obligation. The shares of common stock received after taxes will be immediately converted into the right to receive the same merger consideration in the transaction as the holders of common stock.

15.	What will happen to previously granted LTIP units in the transaction?

Previously granted LTIP units in the operating partnership of the Company will be converted into shares of common stock of the Company immediately prior to the closing of the transaction pursuant to the terms of the partnership agreement and the merger agreement. The shares of common stock received will be immediately converted into the right to receive the same merger consideration in the transaction as the holders of common stock. The conversion of the LTIP units into shares of common stock and the receipt of the merger consideration will be a taxable event but not subject to withholding taxes as compensation.

16.	How will the merger consideration be taxed?

If you receive merger consideration for shares of common stock of the Company that you received from the settlement of restricted stock units, performance-based restricted stock units, or LTIP units right before closing, we do not expect you to owe additional tax on the immediate exchange of those shares for merger consideration. That is because the fair market value used to calculate your initial tax should equal the value of the merger consideration you receive. While the parties intend to report the transaction this way for federal income tax purposes, the IRS could take the position that the cash portion paid by MITT’s external manager should be taxed separately as ordinary income.

17.	Will my role and responsibilities change?

Until closing, it remains “business as usual,” and you should continue working under your current roles and responsibilities while CHMI operates in the ordinary course. The agreement does not guarantee that any employee will remain employed or that any particular role, supervisor, compensation arrangement or reporting line will continue after closing. However, MITT has indicated to us that it intends to take time following closing to become familiar with the team and assess the ongoing needs of the business before making determinations regarding the appropriate go-forward staffing model, roles and responsibilities. For employees who continue after closing, the employee-benefit commitments described above will apply.

18.	Where can I ask a question that wasn’t answered in this FAQ?

There are many avenues to make sure your voice is heard and get your questions answered. As we said at the start, we are committed to transparency.

We encourage all employees to start a dialogue with their leader or to contact Susan Healey directly.

All investor and media inquiries about the transaction should be directed to (877) 870-7005, InvestorRelations@CHMIreit.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication is being made in respect of the proposed transaction involving the Company and MITT. All statements and assumptions in this communication that do not directly and exclusively relate to historical facts could be deemed “forward-looking statements.” Forward-looking statements are often identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “may,” “could,” “should,” “forecast,” “goal,” “intends,” “objective,” “plans,” “projects,” “strategy,” “target” and “will” and similar words and terms or variations of such. These statements represent current intentions, expectations, beliefs or projections, and no assurance can be given that the results described in such statements will be achieved.

Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of the Company’s and MITT’s respective businesses, performance and opportunities; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; the ability to obtain the requisite approvals of the Company’s stockholders and MITT’s stockholders; the expected tax treatment of the proposed transaction; as well as any assumptions underlying any of the foregoing. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of the control of the Company and MITT.

Important factors that could cause actual results to differ materially from those described in forward-looking statements include, but are not limited to: (a) the risk that the proposed transaction may not be completed in a timely manner or at all; (b) the failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction by the Company’s stockholders and MITT’s stockholders; (c) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (d) the possibility that competing offers or acquisition proposals for the Company or MITT will be made; (e) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances which would require the Company or MITT to pay a termination fee; (f) the effect of the announcement or pendency of the proposed transaction on the Company’s or MITT’s ability to attract, motivate or retain key executives and employees, their ability to maintain relationships with their respective customers, counterparties and business partners, or their respective operating results and business generally; (g) risks related to the proposed transaction diverting management’s attention from the Company’s or MITT’s ongoing business operations; (h) the amount of costs, fees and expenses related to the proposed transaction; (i) the risk that the Company’s or MITT’s stock price may decline significantly if the mergers are not consummated; (j) risks that the proposed transaction may not qualify as a tax-free reorganization for U.S. federal income tax purposes; (k) the risk of stockholder litigation in connection with the proposed transaction, including resulting expense or delay; (l) changes in interest rates and their effect on the Company’s and MITT’s respective portfolios of mortgage-related assets; (m) the risk that the Company or MITT may fail to maintain qualification as a REIT; and (n) other factors as set forth from time to time in the Company’s and MITT’s respective filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as may be updated or supplemented by any subsequent Quarterly Reports on Form 10-Q or other filings with the SEC.

Readers are cautioned not to place undue reliance on such statements which speak only as of the date they are made. The Company and MITT do not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events except as required by law.

Additional Information

In connection with the transaction, the Company will file the relevant materials with the SEC, including a joint proxy statement/prospectus that will form a part of a Registration Statement on Form S-4 (the “Form S-4”) to be filed by MITT. Promptly after filing the definitive joint proxy statement/prospectus with the SEC, the Company will mail the definitive joint proxy statement/prospectus and a proxy card to each stockholder of the Company entitled to vote at the special meeting relating to the proposed transaction. This communication is not a substitute for the Form S-4, the joint proxy statement/prospectus or any other document that the Company may file with the SEC or send to its stockholders in connection with the proposed transaction. The materials to be filed by the Company will be made available to the Company’s investors and stockholders at no expense to them and copies may be obtained free of charge on the Company’s website at www.chmireit.com/. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of the Company are urged to read the Form S-4, the joint proxy statement/prospectus, and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction because they contain important information about the Company, MITT and the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company and its directors, executive officers, other members of its management and employees may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed transaction under SEC rules. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the Company’s executive officers and directors in the solicitation by reading the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and its subsequent filings under the Securities Exchange Act of 1934, as amended, and the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the joint proxy statement/prospectus relating to the proposed transaction when they become available.